                                                               Exhibit No. 12(a)

                CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                9 Months Ended                           12 Months Ended
                                              ----------------  -------------------------------------------------------------------
                                                  September         December    December     December     December     December
                                                     2002             2001        2000         1999         1998         1997
                                                --------------     ----------  ----------   ----------  -----------   ----------
                                                                             (In Millions of Dollars)

Income from Continuing Operations
   (Before Extraordinary Loss and
   Cumulative Effect of Change in
   Accounting Principle)                      $         460.6   $       82.4 $     345.3  $     326.4  $     305.9  $     254.1
Taxes on Income, Including Tax Effect for
      BGE Preference Stock Dividends                    267.1           29.7       221.4        182.5        169.3        145.1
                                                --------------     ----------  ----------   ----------  -----------   ----------
Adjusted Income                               $         727.7   $      112.1 $     566.7  $     508.9  $     475.2  $     399.2
                                                --------------     ----------  ----------   ----------  -----------   ----------
Fixed Charges:
      Interest and Amortization of
         Debt Discount and Expense and
         Premium on all Indebtedness          $         190.6   $      226.1 $     261.5  $     245.7  $     255.3  $     234.2
      Earnings Required for BGE Preference
         Stock Dividends                                 16.4           21.4        21.9         21.0         33.8         45.1
      Capitalized Interest                               39.3           55.8        21.1          2.7          3.6          8.4
      Interest Factor in Rentals                          1.6            2.0         2.2          1.8          1.9          1.9
                                                --------------     ----------  ----------   ----------  -----------   ----------
      Total Fixed Charges                     $         247.9   $      305.3 $     306.7  $     271.2  $     294.6  $     289.6
                                                --------------     ----------  ----------   ----------  -----------   ----------

Earnings (1)                                  $         936.3   $      361.6 $     852.3  $     777.4  $     766.2  $     680.4
                                                ==============     ==========  ==========   ==========  ===========   ==========

Ratio of Earnings to Fixed Charges                       3.79           1.18        2.78         2.87         2.60         2.35

(1)   Earnings are deemed to consist of income from continuing operations
      (before extraordinary loss and cumulative effect of change in accounting principle) that includes earnings of Constellation Energy's consolidated subsidiaries, equity in the net income of unconsolidated subsidiaries, income taxes (including deferred income taxes, investment tax credit adjustments, and the tax effect of BGE's preference stock dividends), and fixed charges other than capitalized interest.